Exhibit 99.1

HAMILTON, BERMUDA, July 1, 2021 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces that the Company has purchased 3,721,841 of its own shares — equivalent to 2.2% of its outstanding shares — at an average price of $6.025 in the period from May 17, 2021 to June 7, 2021. The shares have been retired upon receipt.

About DHT Holdings, Inc.
 DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships, prudent capital structure to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet, a counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation and a transparent corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com